FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated May 19, 2009 (Maskooch Property)

Document 2 Material Change Report dated May 19, 2009 (Maskooch Property)

Document 3 News Release dated May 20, 2009 (Horwood Property))

Document 4 Material Change Report dated May 20, 2009 (Horwood Property)

Document 5 News Release dated May 21, 2009 (Loveland Property))

Document 6 Material Change Report dated May 21, 2009 (Loveland Property)

Document 1

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: May 19, 2009 TSX-V:AGX

AMADOR GOLD CORP. IDENTIFIES SIGNIFICANT PRECIOUS METAL AND VMS POTENTIAL ON MASKOOCH LAKE PROPERTY

VANCOUVER, BC - Amador Gold Corp. (TSX-V:AGX) (the "Company") is pleased to provide an update on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario.

The Maskooch Lake Property comprises a geological environment prospective for hosting volcanogenic massive sulphide (VMS) and precious metal mineralization. The project is accessible by well-maintained logging roads and lies 12 km southeast of the past-producing South Bay Mine, a copper-zinc-silver massive sulphide deposit that produced 1.6 million tons of ore averaging 1.8% copper, 11.06% zinc and 2.12 oz. silver per ton.

In October of 2008, field work and sampling was conducted at the 4,242-hectare property by Dr. George Hudak, Associate Professor of Geology, University of Wisconsin Oshkosh and an established researcher of Pre-Cambrian VMS deposits. Results from this work have recently been received.

Dr. Hudak evaluated the Maskooch Gold Showing, a 9-to-10-meter wide shear zone associated with chlorite and ankerite that historically produced assays up to 16 g/t (grams per tonne) gold. Preliminary mapping suggests that the shear zone can be followed for several kilometres across the property. The main targets for follow-up exploration are areas where the shear zone intersects with iron formations on the property as iron formations may provide chemical traps for gold mineralization.

Preliminary rock chemistry studies by Dr. Hudak have revealed chemical trends consistent with alkali depletion and/or silicification consistent with alteration associated with ancient hydrothermal systems related to VMS (copper-zinc-lead) mineralization. The felsic volcanic rocks present on the Maskooch Property are similar to those associated with gold-rich VMS mineralization in the Abitibi Greenstone Belt of north-eastern Ontario and north-western Quebec, as well as those hosting the Scuddles VMS deposit (10.5 million tonnes) in Australia.

The field work conducted in 2008 has enhanced the Company's understanding of the gold and base metal potential. The information collected from this work along with proposed follow-up mapping and sampling will be used to select the best VTEM anomalies and other targets for trenching and drill-testing during 2009. (VTEM surveys are capable of detecting anomalies under thicker overburden and at greater depths than conventional geophysical surveys.)

Andrew Tims, P.Geo., is the qualified person for the purposes of National Instrument 43-101 for the Company’s Maskooch Lake Project. The contents of this news release has been reviewed and approved by Andrew Tims.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada, including the Loveland gold-copper-nickel project which recently completed its spring drill program.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Kevin Hull, Investor Relations

Phone: (604) 685-2222

Email: info@amadorgold.com

Website: www.amadorgoldcorp.com

AGORACOM Investor Relations:

Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – May 19, 2009.

Item 3. News Release – News Release issued May 19, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) ") provides an update on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) provides an update on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario.

The Maskooch Lake Property comprises a geological environment prospective for hosting volcanogenic massive sulphide (VMS) and precious metal mineralization. The project is accessible by well-maintained logging roads and lies 12 km southeast of the past-producing South Bay Mine, a copper-zinc-silver massive sulphide deposit that produced 1.6 million tons of ore averaging 1.8% copper, 11.06% zinc and 2.12 oz. silver per ton.

In October of 2008, field work and sampling was conducted at the 4,242-hectare property by Dr. George Hudak, Associate Professor of Geology, University of Wisconsin Oshkosh and an established researcher of Pre-Cambrian VMS deposits. Results from this work have recently been received.

Dr. Hudak evaluated the Maskooch Gold Showing, a 9-to-10-meter wide shear zone associated with chlorite and ankerite that historically produced assays up to 16 g/t (grams per tonne) gold. Preliminary mapping suggests that the shear zone can be followed for several kilometres across the property. The main targets for follow-up exploration are areas where the shear zone intersects with iron formations on the property as iron formations may provide chemical traps for gold mineralization.

Preliminary rock chemistry studies by Dr. Hudak have revealed chemical trends consistent with alkali depletion and/or silicification consistent with alteration associated with ancient hydrothermal systems related to VMS (copper-zinc-lead) mineralization. The felsic volcanic rocks present on the Maskooch Property are similar to those associated with gold-rich VMS mineralization in the Abitibi Greenstone Belt of north-eastern Ontario and north-western Quebec, as well as those hosting the Scuddles VMS deposit (10.5 million tonnes) in Australia.

The field work conducted in 2008 has enhanced the Company's understanding of the gold and base metal potential. The information collected from this work along with proposed follow-up mapping and sampling will be used to select the best VTEM anomalies and other targets for trenching and drill-testing during 2009. (VTEM surveys are capable of detecting anomalies under thicker overburden and at greater depths than conventional geophysical surveys.)

Andrew Tims, P.Geo., is the qualified person for the purposes of National Instrument 43-101 for the Company’s Maskooch Lake Project. The contents of this news release has been reviewed and approved by Andrew Tims.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 19th day of May 2009.

Document 3

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: May 20, 2009 TSX-V:AGX

AMADOR GOLD CORP. SAMPLES 17.3, 19.68 AND 22.72 G/T GOLD ON HORWOOD PROPERTY

VANCOUVER, BC – Amador Gold Corp. (TSX-V:AGX) (the "Company") is pleased to announce that a spring prospecting and sampling program has located additional gold showings on the Horwood Gold Property situated 75 km southeast of Timmins, Ontario.

The new gold showings were found about 2 km northwest of the previously discovered Bend and Gabbro Zones during the recent prospecting and sampling program. Grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold. The style of mineralization is similar to known deposits in the Timmins gold camp, which have collectively produced more than 60 million ounces of gold during the past century.

Management is encouraged by these discoveries additional to the Bend and Gabbro Zones found in late 2006. The highlight of previous testing of these zones was a 2008 drill-hole from the Bend Zone that returned 12.35 g/t gold over 2.4 meters. A 2007 trenching and sampling program returned 28.1 g\t gold over 0.5 meter from this target. Previous trenching results from the Gabbro Zone were: 13.03 g\t gold over 0.5 meters; 5.69 g\t gold over 4.0 meters; and 7.8 g\t gold over 1.5 meters. The 2007 trenching program focused on these zones revealed that gold occurs as high-grade and low-grade disseminated mineralization over large areas.

"These new results are extremely encouraging as they confirm the potential for widespread gold mineralization within the Horwood Peninsula" quotes John Keating, V.P. of Exploration for Amador Gold Corp.

More than 90% of the property is covered by overburden. The Company plans to continue exploration on strike of the gold and massive sulphide zones to identify areas where the gold may be concentrated into high-grade shoots or wide low-grade zones amenable to open pit mining (as occurs in the Timmins Camp).

VTEM airborne geophysics combined with surficial prospecting suggests that structures influencing gold mineralization may be traced for more than 6 km along strike on the Horwood Property. The considerable width of the anomalous gold zones combined with their strike potential makes the Horwood Project a favourable new gold exploration play close to the world-class Timmins Mining Camp.

The VTEM anomalies and excellent geology combined with ground geophysical surveys also indicate areas favourable for massive sulphide deposits. Ground and airborne VTEM surveys will be used to help guide drilling to test stratigraphy and structural and geological traps where gold and base metals deposits may occur.

To view a map of the Horwood Gold Project click on the following link:

http://www.amadorgoldcorp.com/i/pdf/Horwood_Compilationgeolshowings.pdf

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Horwood Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada, including the Loveland gold-copper-nickel project which recently completed its spring drill program.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Kevin Hull, Investor Relations

Phone: (604) 685-2222

Email: info@amadorgold.com

Website: www.amadorgoldcorp.com

AGORACOM Investor Relations:

Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – May 20, 2009.

Item 3. News Release – News Release issued May 20, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) ") announces that a spring prospecting and sampling program has located additional gold showings on the Horwood Gold Property situated 75 km southeast of Timmins, Ontario.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) announces that a spring prospecting and sampling program has located additional gold showings on the Horwood Gold Property situated 75 km southeast of Timmins, Ontario.

The new gold showings were found about 2 km northwest of the previously discovered Bend and Gabbro Zones during the recent prospecting and sampling program. Grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold. The style of mineralization is similar to known deposits in the Timmins gold camp, which have collectively produced more than 60 million ounces of gold during the past century.

Management is encouraged by these discoveries additional to the Bend and Gabbro Zones found in late 2006. The highlight of previous testing of these zones was a 2008 drill-hole from the Bend Zone that returned 12.35 g/t gold over 2.4 meters. A 2007 trenching and sampling program returned 28.1 g\t gold over 0.5 meter from this target. Previous trenching results from the Gabbro Zone were: 13.03 g\t gold over 0.5 meters; 5.69 g\t gold over 4.0 meters; and 7.8 g\t gold over 1.5 meters. The 2007 trenching program focused on these zones revealed that gold occurs as high-grade and low-grade disseminated mineralization over large areas.

"These new results are extremely encouraging as they confirm the potential for widespread gold mineralization within the Horwood Peninsula" quotes John Keating, V.P. of Exploration for Amador Gold Corp.

More than 90% of the property is covered by overburden. The Company plans to continue exploration on strike of the gold and massive sulphide zones to identify areas where the gold may be concentrated into high-grade shoots or wide low-grade zones amenable to open pit mining (as occurs in the Timmins Camp).

VTEM airborne geophysics combined with surficial prospecting suggests that structures influencing gold mineralization may be traced for more than 6 km along strike on the Horwood Property. The considerable width of the anomalous gold zones combined with their strike potential makes the Horwood Project a favourable new gold exploration play close to the world-class Timmins Mining Camp.

The VTEM anomalies and excellent geology combined with ground geophysical surveys also indicate areas favourable for massive sulphide deposits. Ground and airborne VTEM surveys will be used to help guide drilling to test stratigraphy and structural and geological traps where gold and base metals deposits may occur.

To view a map of the Horwood Gold Project click on the following link:

http://www.amadorgoldcorp.com/i/pdf/Horwood_Compilationgeolshowings.pdf

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Horwood Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 20th day of May 2009.

Document 5

　AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: May 21, 2009 TSX-V:AGX

  AMADOR GOLD CORP. DRILLING DISCOVERS NEW NEAR-SURFACE NICKEL-COPPER ZONE 400 METERS FROM COMINCO ZONE
  MINERALIZATION OCCURS APPROXIMATELY 30 METERS VERTICALLY BELOW SURFACE

  DRILL TESTING TO BE DONE ON STRIKE AND DOWNDIP OF NEW INTERCEPT

  3 OF 33 VTEM TARGETS TESTED IN RECENT DRILL PROGRAM

  MINERALIZATION SIMILAR TO COMINCO ZONE

  VANCOUVER BC - Amador Gold Corp. (TSX-V:AGX) (the ‘Company’) is pleased to announce a new Ni-Cu discovery on its wholly owned Loveland property approximately 35 kilometers northwest of Timmins, Ontario. Drill hole LL09-07 intersected 1.02% combined Ni-Cu over 5.4 meters drilled width from 36.90 to 42.30 meters. This includes a section which assayed 2.12% combined Ni-Cu over 1.5 meters from 36.90 to 38.40 meters drilled width.

  Only 3 of the current 33 VTEM conductors have been tested in this drill program; A, B and C on the attached map.

  Link to map: http://www.amadorgoldcorp.com/i/pdf/2009-05-21_NRM.pdf

  The discovery drill hole, which tested the weakest of four VTEM anomalies in cluster B, was collared on a north-south trending array of VTEM conductors, and represents a new nickel-copper discovery in the Loveland Township. The remaining 3 anomalies are on strike and yet to be tested. No drill testing has been done on strike or downdip of this new intercept.

  The intercept occurred approximately 30 meters vertically below surface and approximately 400 meters north of the Cominco Zone and 2 km north of the Hollinger Zone.* Mineralization is similar to the Cominco Zone consisting of interstitial chalcopyrite-pyhrrhotite-pentlandite hosted within gabbros.

  "This new discovery affirms our strategy of drill testing VTEM conductors similar to those above the historic Cominco and Hollinger Zones. We are excited by these latest results as they confirm the potential for additional new nickel-copper zones on the property. We are currently in the planning stage of a follow-up drilling program to further test this new zone as well as other VTEM conductor targets." comments Company president, Richard Hughes.

  Exploration activity and drilling to date has focused on 3 objectives; expanding the historic Cominco Zone, testing the gold zone discovered beneath the Cominco Zone for continuity at depth and along strike, and exploring newly defined airborne VTEM targets for nickel-copper and gold potential. More results are currently being reviewed and are forthcoming.

  Past copper-nickel results from Cominco Zone drilling include:

  0.70% Ni/0.75% Cu over 45 m

  0.40% Ni/0.55% Cu over 35.5 m

  0.53% Ni/0.88% Cu over 22.80 m

  Previous gold results include:

  6.37 g/t Au over 8.55 m

  6.17 g/t Au over 3.0 m

  10.39 g/t Au over 3.1 m

  Drill hole LL09-06 tested Conductor C also encountered anomalous nickel copper mineralization close to surface. Drill hole LL09-05 tested Conductor A but returned no significant values. Similar clusters of VTEM conductors also occur on the Cominco and Hollinger showings. The Company plans to continue drill testing on Conductors B and C as well as the remaining clusters of VTEM conductors.

  *The Cominco Zone contains a historic non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu and the Hollinger Zone contains a historic non-compliant NI 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu. A qualified person has not done sufficient work to classify these historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

  Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Loveland Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

  Link to Loveland Map - http://www.amadorgoldcorp.com/i/pdf/2009-05-21_NRM.pdf

  About Amador Gold

  Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.

  For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

  Contact Information

  Corporate Inquiries: Kevin Hull, Investor Relations

  Phone: (604) 685-2222

  Email: info@amadorgold.com

  Website: www.amadorgoldcorp.com

  AGORACOM Investor Relations:

  Email: AGX@agoracom.com
  Website: http://www.agoracom.com/ir/Amador

  The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 6

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – May 21, 2009.

Item 3. News Release – News Release issued May 21, 2009, at Vancouver, BC.

Item 4. Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) announces a new Ni-Cu discovery on its wholly owned Loveland property approximately 35 kilometers northwest of Timmins, Ontario.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) announces a new Ni-Cu discovery on its wholly owned Loveland property approximately 35 kilometers northwest of Timmins, Ontario. Drill hole LL09-07 intersected 1.02% combined Ni-Cu over 5.4 meters drilled width from 36.90 to 42.30 meters. This includes a section which assayed 2.12% combined Ni-Cu over 1.5 meters from 36.90 to 38.40 meters drilled width.

Only 3 of the current 33 VTEM conductors have been tested in this drill program; A, B and C on the attached map.

Link to map: http://www.amadorgoldcorp.com/i/pdf/2009-05-21_NRM.pdf

The discovery drill hole, which tested the weakest of four VTEM anomalies in cluster B, was collared on a north-south trending array of VTEM conductors, and represents a new nickel-copper discovery in the Loveland Township. The remaining 3 anomalies are on strike and yet to be tested. No drill testing has been done on strike or downdip of this new intercept.

The intercept occurred approximately 30 meters vertically below surface and approximately 400 meters north of the Cominco Zone and 2 km north of the Hollinger Zone.* Mineralization is similar to the Cominco Zone consisting of interstitial chalcopyrite-pyhrrhotite-pentlandite hosted within gabbros.

"This new discovery affirms our strategy of drill testing VTEM conductors similar to those above the historic Cominco and Hollinger Zones. We are excited by these latest results as they confirm the potential for additional new nickel-copper zones on the property. We are currently in the planning stage of a follow-up drilling program to further test this new zone as well as other VTEM conductor targets." comments Company president, Richard Hughes.

Exploration activity and drilling to date has focused on 3 objectives; expanding the historic Cominco Zone, testing the gold zone discovered beneath the Cominco Zone for continuity at depth and along strike, and exploring newly defined airborne VTEM targets for nickel-copper and gold potential. More results are currently being reviewed and are forthcoming.

Past copper-nickel results from Cominco Zone drilling include:

   0.70% Ni/0.75% Cu over 45 m

   0.40% Ni/0.55% Cu over 35.5 m

   0.53% Ni/0.88% Cu over 22.80 m

  Previous gold results include:

   6.37 g/t Au over 8.55 m

   6.17 g/t Au over 3.0 m

   10.39 g/t Au over 3.1 m

  Drill hole LL09-06 tested Conductor C also encountered anomalous nickel copper mineralization close to surface. Drill hole LL09-05 tested Conductor A but returned no significant values. Similar clusters of VTEM conductors also occur on the Cominco and Hollinger showings. The Company plans to continue drill testing on Conductors B and C as well as the remaining clusters of VTEM conductors.

  *The Cominco Zone contains a historic non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu and the Hollinger Zone contains a historic non-compliant NI 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu. A qualified person has not done sufficient work to classify these historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

  Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Loveland Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

  Link to Loveland Map - http://www.amadorgoldcorp.com/i/pdf/2009-05-21_NRM.pdf

  Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

  Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

  Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

  Item 9. Date of Report – Dated at Vancouver, British Columbia, this 21st day of May 2009.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AMADOR GOLD CORP.

  (Registrant)

  Date: May 21, 2009 By: /s/ Beverly J. Bullock

  Beverly J. Bullock, Corporate Secretary